September 11, 2020

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bragg Capital Trust, File Nos. 333-85850 and 811-21073

Dear Valerie Lithotomos:

On August 28, 2020, Bragg Capital Trust (the “Registrant” or the “Trust”) filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) (the “Proxy”). On September 1, 2020, you provided verbal comments on the Proxy to Krisztina Nadasdy who received those comments on behalf of the Registrant. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the Proxy.

1.	Comment: The expense limitation agreements between the Trust and First Pacific Advisors, LP (“FPA”) each have a three-year term, please confirm that the three-year term may only be terminated by the Trust’s Board of Trustees (the “Board”), and may not be terminated by FPA.

Response: The Registrant confirms that the expense limitation agreements between the Trust and FPA, including the three-year term, may only be terminated by the Board and may not be terminated by FPA, except that the expense limitation agreements will terminate automatically in the event that the advisory agreement between the Trust and FPA is terminated.

2.	Comment: The first mention of the asset transfer and subsequent reorganization of FPA Capital Fund, Inc., into the Queens Road Small Cap Value Fund begins on page 10 of the Proxy. Please add a discussion of the asset transfer and subsequent reorganization earlier in the Proxy so that shareholders may sooner understand the totality of the transaction.

Response: The Registrant has added disclosure regarding the asset transfer and subsequent reorganization to the Q&A portion of the Proxy, under “Q. Why are shareholders being asked to approve the Proposals?”

Valerie J. Lithotomos, Esq.

September 11, 2020

3.	Comment: Please confirm that any fees waived and/or expenses reimbursed under the expense limitation agreements included in the Proxy will not be available for recoupment by FPA.

Response: The Registrant confirms FPA will not seek recoupment of previously waived fees under its expense limitation agreement.

* * * * *

Should you have any questions concerning this response, please contact the undersigned at 614-469-3353.

Sincerely,

/s/Andrew J. Davalla
Andrew J. Davalla

Cc: JoAnn M. Strasser